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Exhibit (d)(2)

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING
SECURITIES THAT HAVE BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933.

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September 2002

1996 AMENDED AND RESTATED STOCK OPTION PLAN

QUESTIONS AND ANSWERS REGARDING
YOUR INCENTIVE STOCK OPTION

To our Optionees holding Incentive Stock Options:

        We are pleased with this opportunity to provide you with information regarding our 1996 Amended and Restated Stock Option Plan (the "Plan"). We believe that the Plan is an important part of the benefits provided to you and hope you will take the time to review this information carefully.

        Evolving Systems, Inc. (sometimes referred to as the "Company") adopted the Plan in order to provide you with an opportunity to share in the Company's growth and to purchase common stock upon terms which are favorable from a tax standpoint. The Company believes that the Plan assists it in obtaining qualified employees and in building a satisfying long-term relationship with existing employees through recognition of their contributions.

        The terms of the Plan provide for the grant of incentive stock options, nonstatutory stock options, stock bonuses and rights to purchase restricted stock. Presently, the Company intends to grant only incentive stock options and nonstatutory stock options under the Plan. In the event that other types of awards are made available to you in the future, you will receive supplemental information describing those awards.

        The following information may not answer all the questions you have about the Plan and is not intended to go into every detail of the Plan. A copy of the Plan is available from the Legal Department. To obtain a copy of the Plan and/or additional information about your option, the Plan and its administrators, please contact Karen Heath (303) 802-2594 or Anita Moseley (303) 802-2599 of the Legal Department at the Company's offices at 9777 Mt. Pyramid Ct., Englewood, Colorado 80112.

Information about Evolving Systems

        An important part of your participation in the Plan is understanding the Company, its operations and financial condition. You can keep yourself informed about the Company by reviewing reports and other documents that the Company prepares for stockholders and the general public and which will be provided to you. If you become an Evolving Systems stockholder, you will be entitled to attend stockholder meetings and to vote in the election of directors and on other matters brought before the stockholders.

        If you do not receive the current annual report as a stockholder of Evolving Systems, this information should be delivered to you with these materials. Whether or not you have already received this information, you may always request a copy from the Legal Department.

        In addition, Evolving Systems must provide or make available to you, as an optionee, the following information and documents: The United States federal securities laws require Evolving Systems to provide information about its business and financial status in annual reports commonly known as "10-Ks" and quarterly reports commonly known as "10-Qs." These reports are filed with the Securities and Exchange Commission (the "Commission"). In addition, if certain important corporate events occur during the year, the Company may file reports commonly known as "8-Ks." The Company also prepares and files with the Commission a proxy statement in connection with its annual meeting of stockholders. The proxy statement provides further information about Evolving Systems and its officers, directors and major stockholders. From time to time the Company may also file other documents with the Commission as required by Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

        All of these documents constitute part of the information required by the securities laws to be provided or made available to you, and these documents are incorporated by reference into these materials, which constitute the prospectus for the Plan. For a copy of these documents, all of which are available without charge and upon written or oral request, please contact the Legal Department.

Question Index

Question		Page
1.	Who determines whether I receive an option and the terms of my option? How many shares of common stock will my option cover?	4
2.	Why is my option an incentive stock option rather than a nonstatutory stock option?	4
3.	How was the exercise price of my option determined?	4
4.	When can I exercise my option?	4
5.	How do I exercise my option?	5
6.	Do I have to pay the exercise price with cash?	5
7.	I have heard about cashless exercise programs through brokers. How do these work?	5
8.	Will I continue to receive options as long as I continue providing services to Evolving Systems?	5
9.	Can the terms of the Plan be changed and, if so, do those changes affect my option? Can vesting of my option be accelerated?	6
10.	What happens if I leave Evolving Systems?	6
11.	Will my incentive stock option always remain an incentive stock option?	6
12.	What are the rights of my heirs upon my death?	7
13.	Can a relative or friend exercise my option?	7
14.	Can I sell the stock I receive from exercising my option right away?	7
15.	If I am aware of important non-public information, can I sell my stock before this news is disclosed to the public? For example, if I know that Evolving Systems is having significant problems or is about to acquire a competitor, can I sell my stock before Evolving Systems puts out a press release?	7
16.	Does the Plan have any of the same benefits as a qualified retirement plan (including a 401(k) plan) and will my participation in the Plan affect my participation in a 401(k) plan?	7
17.	What is the difference between ordinary income and capital gains and losses for United States Federal income tax purposes?	8
18.	Do I have to pay tax when I receive or exercise my option?	8
19.	How is my profit taxed when I do dispose of the stock received on exercise of my option? What if I lose money?	8
20.	Is there any withholding on the exercise of my Option or the sale of the stock acquired on exercise?	9
21.	Do I have to notify Evolving Systems after I sell my stock?	9
22.	How am I affected by the alternative minimum tax?	9
23.	What are the tax consequences of an incentive stock option "stock swap" (using shares I already own to pay the exercise price of my incentive stock option)?	10
24.	Are there any special tax rules which apply to me if the Company has the right to repurchase my stock after I exercise my option ?	10

Part I

Terms of the Plan

1.    Who determines whether I receive an option and the terms of my option? How many shares of common stock will my option cover?

        In general, the decision to grant an option is made according to position guidelines established by the Compensation Committee of the Evolving Systems Board of Directors (the "Board"). The Plan currently provides for the grant of options to employees, directors and consultants covering an aggregate of 6,850,000 shares of Evolving Systems' common stock. When the Board, or the President with authorization of the Board, grants an option, it has the discretion to determine the terms of the option, including the number of shares the option will cover, although tax restrictions apply on the number of incentive stock options that can be granted under certain circumstances. (If the aggregate value of the shares under all incentive stock options you hold and that become exercisable for the first time during any calendar year is greater than $100,000, then that number of those shares with a value over $100,000 will be treated as nonstatutory stock options not having the tax advantages of incentive stock options.)

        The Board administers the Plan and has the power to interpret the Plan. Members of the Board are elected for three-year terms. All directors will hold office until the expiration of the term for which elected and until their successors are elected and qualified or until their earlier death, resignation or removal from office. The entire Board or any individual director may be removed from office, prior to the expiration of a Board member's term of office, only in the manner and within the limitations provided by the Company's Bylaws and the law of Delaware. Information about the current members of the Board or Committee is provided in the Evolving Systems proxy statement for its last annual meeting. You may obtain additional information about the administration of the Plan by contacting the Legal Department.

        When administration of the Plan is delegated to a Committee, the Board retains the right to revert authority to construe and interpret the Plan back to itself. References to the Board in this document should be construed as references to the Committee, as applicable.

2.    Why is my option an incentive stock option rather than a nonstatutory stock option?

        Since you are an employee, the Board of Directors could have granted you either an incentive stock option or a nonstatutory stock option. The decision to grant you an incentive stock option was based on the Board's understanding of the relative tax benefits to you and the Company in granting incentive stock options versus nonstatutory stock options. In general, potentially favorable tax treatment is provided to the holders of stock options that qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the "IRS Code"). The rules governing the tax effects of incentive stock options and nonstatutory stock options are complex, and you should carefully read the tax information provided in Part II of this document.

3.    How was the exercise price of my option determined?

        The IRS Code requires that the exercise price of an incentive stock option be at least 100% of the fair market value of Evolving Systems' common stock on the date the option is granted (the "grant date"). However, if you own 10% of more of the voting power of the Company or its affiliates, then your exercise price must be 110% of fair market value.

4.    When can I exercise my option?

        The Board of Directors also determines certain terms of the option, including the date or dates after which the option may be exercised. In some instances, option grants may have allowed you to exercise your stock options prior to vesting, with the Company reserving the right to buy-back the unvested portion if you leave the Company. You should check your option agreement to determine exercise rights and vesting schedules. In most instances, vesting schedules will cover a four year period. Generally, new employees will be granted options that vest 25% on the one year anniversary of the date of the grant, and the balance in equal quarterly installments over a three year period thereafter. Employees who have been with the Company for more than one year, will generally receive options that vest quarterly over a four-year period.

        Incentive stock options never can have more than a 10-year term, so you must exercise your option before it expires at the end of the 10-year period. For example, if your option was granted on May 1, 1998, it cannot be exercised after April 30, 2008. (Note, if you own 10% or more of the voting power of Evolving Systems or its affiliates, then your option term must be five years or less.)

5.    How do I exercise my option?

        Once your option becomes exercisable, you may exercise your option by completing an option exercise form and delivering the form, together with payment of the exercise price to the Legal Department. You can obtain option exercise forms from the Human Resources form bank or from the Legal Department.

6.    Do I have to pay the exercise price with cash?

        You may always pay the exercise price with cash. You also may pay the exercise price under a "cashless exercise" program through your brokerage firm.

7.    I have heard about "cashless exercise" programs through brokers. How do these work?

        "Cashless exercise" programs involve the delivery to a broker of a copy of your signed and completed option exercise form and your irrevocable instructions to the Company's transfer agent to deliver stock to be received upon exercise of the option to the broker rather than to you. Under U.S. Treasury Regulation T, the broker can then deliver cash to Evolving Systems in payment of the exercise price and, in some cases, withholding taxes. Evolving Systems will then instruct its transfer agent to deliver the stock certificate to the broker. After the stock is delivered to the broker, the stock can be maintained as margin stock in an account designated by you or sold pursuant to your instructions. However, Evolving Systems will not participate in any Regulation T program, which would cause stock certificates to be delivered to the broker before payment for the exercise price or an irrevocable guarantee of payment from the sales proceeds, has been provided to the Company. You should contact Karen Heath for information regarding the cashless exercise program. Note that a cashless exercise of an incentive stock option is a disqualifying event.

8.    Will I continue to receive options as long as I continue providing services to Evolving Systems?

        Whether or not you receive options will depend on many factors, such as your performance, the Company's overall performance, the Compensation Committee's then current policy and the number of shares remaining in the Plan. The Compensation Committee has the authority to stop granting options and to terminate the Plan at any time. Any such termination of the Plan would not impair your rights under your option without your consent. The Plan by its terms and, therefore, the Board's authority to grant options under the Plan both terminate in January 2006 unless the Board terminates the Plan earlier. You should note that your receipt of an option does not alter any right to terminate your employment at any time and for any reason, with or without cause, your service as a consultant according to the terms of your agreement and/or your service as a member of a Board in accordance with the terms of the applicable bylaws and state law.

9.    Can the terms of the Plan be changed and, if so, do those changes affect my option? Can vesting of my option be accelerated?

        Generally, the Board decides whether to change the terms of the Plan. Usually the Plan is amended to increase the number of shares available under the Plan or to take into account changes in the tax or securities laws. These changes may be presented to the stockholders of the Company for approval at an annual meeting if tax, securities or other laws require approval of the changes. Any changes to the Plan would not impair your rights under your option without your consent.

        If certain changes occur to Evolving Systems' capitalization (e.g., a stock split or stock dividend of its common stock), the Compensation Committee will appropriately adjust the exercise price and number of shares subject to your option. In addition, if the Company merges with another company or undergoes certain other types of capital reorganizations (a "change in control"), then either the surviving corporation will assume your option (or substitute a similar option for your option) or the time during which your option may be exercised will be accelerated if you are still performing services for Evolving Systems or an affiliate. However, your option will terminate if not exercised within fifteen (15) days of notice from the Company that vesting of your options has been accelerated.

10.  What happens if I leave Evolving Systems?

        Your option continues to vest as long as you continue to provide service to Evolving Systems or an affiliate, even if your service capacity changes to that of a nonemployee director or a consultant. However, when your service does terminate (whether voluntarily or involuntarily), vesting of your option stops but your right to exercise any vested shares generally continues for three (3) months after your last day of service (twelve (12) months if termination is due to disability, eighteen (18) months if termination is due to death). If you do not exercise the vested options during the applicable time period, these options will lapse, and you will no longer have the right to exercise these options.

11.  Will my incentive stock option always remain an incentive stock option?

        Generally yes. Under the IRS Code, if termination of your employment is due to your death or if you die within three (3) months after your employment terminates, your option will remain an incentive stock option even though your heirs have up to eighteen (18) months to exercise. Otherwise, to remain an incentive stock option, your option must be exercised either within three (3) months of termination of your employment generally or twelve (12) months of termination of your employment if termination is due to your total and permanent disability, or eighteen (18) months from the date of your death.

        As noted in Question 10 above, your option provides that it must be exercised within three (3) months after your service terminates (alternatively, twelve (12) months if your service terminates due to your total and permanent disability or eighteen (18) months if your service terminates due to your death). However, in a few very limited circumstances it is possible for you to exercise your option more than three months after your employment terminates. In that case, as required by the IRS Code, your "incentive stock option" will become a "nonstatutory stock option" and will lose its potentially favorable tax treatment.

        For example, if your status changes from "employee" to "consultant," then your option will not terminate since you are still serving the Company as a consultant. However, even though your service to Evolving Systems continues, since your employment has terminated, you must exercise your option within three (3) months after your employment terminates or your incentive stock option will automatically become a nonstatutory stock option. Likewise, if your service terminates because of disability and the Company believes that your disability is permanent and total within the meaning of the IRS Code, the Company will allow you up to twelve (12) months to exercise your option. However, if the IRS later disagrees that your disability actually was "permanent and total," then it is possible that the IRS will disallow the favorable tax treatment for your option.

12.  What are the rights of my heirs upon my death?

        Your estate, persons having rights to your option by will or by the laws of descent and distribution or your designated beneficiary will have the right to exercise your option as to any vested portion of your option if you were still in service at the time of death or, if so provided in your option, you died within three months after your service was terminated for any reason.

13.  Can a relative or friend exercise my option?

        No, only you may exercise your option during your lifetime. While you may not transfer your option during your lifetime, you can provide for the transfer of the option upon your death, either in your will or by submitting a third-party designation in a form approved by Evolving Systems to become effective upon your death.

14.  Can I sell the stock I receive from exercising my option right away?

        Generally, yes. The stock you receive upon exercise of your option is freely tradable in most cases and will not bear any restrictive legends. However, an immediate sale will have certain tax consequences. See the discussion in Part II.

        Rule 10b-5 under the Exchange Act prohibits you from engaging in fraudulent practices in connection with the sale of the shares. Finally, note that certain Evolving Systems' employees and directors are subject to "blackout" periods for trading its securities. You will be notified by the Legal Department if you are subject to these blackout periods. Please see the Compliance Officer for further information on Rule 144, Rule 701 and the "blackout" period.

15.  If I am aware of important non-public information, can I sell my stock before this news is disclosed to the public? For example, if I know that Evolving Systems is having significant problems or is about to acquire a competitor, can I sell my stock before Systems puts out a press release?

        No. If you are aware of important inside information, you must not sell shares of Evolving Systems stock, whether received upon exercise of an option or otherwise, before dissemination of the information to the public. Basically, "inside information" is information that is both very important (material) and non-public (not disclosed through press releases, newspaper articles or otherwise to the public that buys and sells securities). Whether information is material will depend on the specific circumstances. A general test is whether dissemination of the information to the public would be likely to affect the market price of Evolving Systems stock or would be likely to be considered important by people who are considering whether to buy or sell Evolving Systems stock. Certainly if the information makes you want to buy or sell, it would probably have the same effect on others. Material information may include projections, estimates or proposals.

16.  Does the Plan have any of the same benefits as a qualified retirement plan, including a 401(k) plan, and will my participation in the Plan affect my participation in a 410(k) plan?

        The Plan is not a qualified retirement plan and, therefore, does not have the same tax deferral benefits, nor is the Plan subject to any provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Your participation in the Plan does not affect your ability to participate in any 401(k) plan of Evolving Systems.

Part II

Tax issues relating to your participation in the plan

        The information in this Part II responds to questions you may have about the United States federal tax consequences of participating in the Plan with respect to stock options. You should understand, however, that this tax information is not complete. For example, it does not address state or local tax laws or the application of laws if you are subject to tax laws in other countries. Furthermore, because tax laws and regulations may change, and interpretations of these laws and regulations can change the way the laws and regulations apply to you, this information may need to be updated after the issuance of this prospectus. Therefore, you should consult with a tax advisor if you have questions relating to the tax consequences of participation in, and the sale of shares received under, the Plan.

17.  What is the difference between ordinary income and capital gains and losses for United States Federal income tax purposes?

        The maximum marginal tax rate applicable to mid-term and long-term capital gains currently is 28% for stock held more than one year but not more than 18 months (20% for stock held more than 18 months) while the maximum marginal rate applicable to ordinary income and short-term capital gains is higher—generally, 39.6%. Additionally, capital gains and losses are subject to certain other provisions of the IRS Code not applicable to ordinary income.

18.  Do I have to pay tax when I receive or exercise my option?

        No. One tax advantage of an incentive stock option is that, no matter how long you hold the stock, tax generally is deferred until you dispose of the stock. Therefore, you did not pay a tax (and Evolving Systems did not receive a deduction) when you were granted your Option. Except for the possible application of the alternative minimum tax (please review this carefully with your tax advisor before exercising your option), you pay no tax upon exercise of an incentive stock option until you dispose of the stock you acquire.

19.  How is my profit taxed when I do dispose of the stock received on exercise of my option? What if I lose money?

        How your profit or loss is characterized will depend on how much time passed after both the date that the Option was granted and the date that you exercised the option.

  •
  If you dispose of the stock at least two years after the grant date AND at least one year after the exercise date, your entire gain or loss is characterized as mid-term or long-term capital gain or loss with a maximum capitals gains rate of 28% or 20%.

  •
  If you dispose of the stock less than two years after the grant date OR less than one year after the exercise date, a portion of your profit (either the original "spread" or your subsequent "profit," whichever is less) will be characterized as ordinary income with a maximum tax rate of 39.6%, and the transfer will be a "disqualifying disposition."

        You should be aware that transfer of legal title to the stock received upon exercise of an incentive stock option in a transaction that is not a sale may still be taxable as a disposition of the stock. Such transfers include most gifts, but do not include a transfer into joint ownership with right of survivorship if you remain one of the joint owners, a pledge or a transfer by bequest or inheritance, certain tax-free exchanges or certain transfers to a spouse or former spouse incident to a divorce.

        The portion of your profit which is characterized as ordinary income upon a disqualifying disposition is equal to the lesser of:

  •
  the difference between the fair market value of the stock on the date you exercised the option and your exercise price (the "spread"), or

  •
  the difference between the sales price and the original exercise price of the option (your "profit").

        Any profit you make over the amount characterized as ordinary income is characterized as capital gain, which will be long-term, mid-term or short-term depending on how long the stock was held from the exercise date. If you lose money on the sale of the stock, you may be able to report the loss as a capital loss, which will be long-term, mid-term or short-term depending on how long the stock was held from the exercise date.

        Different rules will apply if, under the IRS Code, you would not be entitled to report a loss on the sale of your stock if you were to lose money on the sale. For example, if you sell your stock to your spouse at a loss, you are not entitled to report the sale as a loss, and any subsequent tax consequences on the further disposition of the stock are determined under special rules that govern such situations. If you sell your stock to your spouse, whether or not at a loss, you will be taxed on the difference between the fair market value of the stock on the exercise date and the exercise price. Other dispositions of stock, described in the IRS Code, may have similar consequences.

20.  Is there any withholding on the exercise of my Option or the sale of the stock acquired on exercise?

        No. Currently, there is no withholding required either upon the exercise of an incentive stock option or on the sale of stock acquired on exercise (even if part of your profit is ordinary income). Evolving Systems is generally required to report to the IRS any ordinary income recognized by you as a result of a sale, which is a disqualifying disposition. (However, Evolving Systems may be required in the future to withhold taxes at the time you exercise an incentive stock option or dispose of stock acquired on exercise of the option.)

21.  Do I have to Notify Evolving Systems after I sell my stock?

        Yes. If you dispose of the stock within two years after the date the option was granted to you or within one year after you exercise your option, you should immediately notify Evolving Systems and provide certain details of such transaction to the Company.

22.  How am I affected by the alternative minimum tax?

        The alternative minimum tax is a separately computed tax equal to up to 26% of so much of your "alternative minimum taxable income" up to $175,000 ($87,500 in the case of a married taxpayer filing a separate return) as exceeds a specified exemption amount plus up to 28% on any additional alternative minimum taxable income. The alternative minimum tax is imposed only if and to the extent you would pay more tax if your taxes are computed pursuant to the alternative minimum tax rules than the tax you would pay if computed in the regular manner. The alternative minimum tax takes into account what are called tax preference items and other adjustments that are not taken into account when calculating taxes in the regular manner. One of the adjustments is the inclusion in alternative minimum taxable income of the difference between the exercise price of an incentive stock option and the fair market value of the stock on the exercise date, if that amount constitutes a profit. If you pay alternative minimum tax upon exercise of an incentive stock option, you are entitled to a credit against regular tax (but not alternative minimum tax) in later years. When you sell the stock, you are allowed, for purposes of calculating your alternative minimum tax in the year of sale, to decrease the profit by the adjustment amount previously included in your alternative minimum taxable income in the year of exercise.

23.  What are the tax consequences of an incentive stock option "stock swap" (using shares I already own to pay the exercise price of my incentive stock option)?

        Under proposed IRS regulations, if you pay the exercise price of your incentive stock option, in whole or in part, with shares you already own, you are deemed to have made a tax-free like-kind exchange of the previously-held shares for an equivalent number of shares received under the option. Note, however, that you could recognize ordinary income if you acquired your already owned shares upon exercise of an incentive stock option or under an employee stock purchase plan as defined in Section 423 of the Code and the exchange is treated as a disposition.(1)

(1)
The "stock swap" exchange will be treated as a disposition if you exchange your already owned shares within two years of the grant date of the prior option relating to the already owned shares or within one year after the exercise date of that prior option.

        The tax basis, holding periods and consequences of a subsequent disposition of the shares will depend on whether the shares disposed of are such "equivalent shares" or are "additional shares" received at the time of exercise. For purposes of calculating any capital gain or loss upon a subsequent taxable disposition, your basis in the equivalent shares will be equal to your basis in the shares surrendered plus any ordinary income recognized by reason of the exchange, and the holding period of the surrendered shares will carry over to the equivalent shares. However, for purposes of calculating any ordinary income on a subsequent disqualifying disposition, the amount treated as having been paid for the equivalent shares will be equal to their fair market value on the exercise date, and the holding period for such shares will begin on the exercise date.

        It appears that your basis in any additional shares, for purposes of calculating any capital gain upon a later disposition, will be the amount of cash, if any, used to pay any part of the exercise price. For purposes of calculating any ordinary income upon a disqualifying disposition of the additional shares, the amount treated as having been paid for the additional shares will be the amount of cash, if any, used to pay any part of the exercise price. The holding period for the additional shares will begin on the exercise date for all purposes.

        If there is a disqualifying disposition of the shares you acquired upon exercise of your incentive stock option under a stock swap, the shares with the lowest basis will be treated as having been disposed of first.

24.  Are there any special tax rules which apply to me if Evolving Systems has the right to repurchase my stock after I exercise my option?

        Yes. If you were allowed to exercise all of your option, even the unvested portion, Evolving Systems retains a right to repurchase any unvested shares until they vest, and your stock is subject to what is called a "risk of forfeiture." If stock you receive pursuant to the exercise of your option is subject to a risk of forfeiture and you dispose of the stock after the risk of forfeiture lapses in a disqualifying disposition, the amount of ordinary income you must report is calculated differently. In this case, the amount of ordinary income generally is equal to the lesser of:

  •
  the excess, if any, of the value of the stock on the date(s) the risk of forfeiture disappears over the exercise price paid for such stock, or

  •
  the profit, if any, on the sale of the stock.

        If your profit is more than the amount that must be reported as ordinary income, then the remainder of the profit is characterized as capital gain, which will be long-term, mid-term or short-term depending on how long you held your stock. If you wish to avoid this result, you may be able to make a Section 83(b) election within 30 days after the exercise of the option. Please contact the Compliance Officer for further information and the form of election if you think you should be filing a Section 83(b) election. Remember that this must be done within 30 days after you exercise your option. Filing a Section 83(b) election also may affect your alternative minimum tax liability, if any.

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  Exhibit (d)(2)